Supplement No. 1 to Prospectus dated September 26, 2018	Filed Pursuant to Rule 424(b)(7) Registration No. 333-227544

3,616,174 Shares

AMYRIS, INC.

Common Stock

This supplement no. 1 (this “Supplement”) to the prospectus dated September 26, 2018 relates to the resale from time to time by the selling stockholders identified in the “Selling Stockholders” section of this Supplement of up to 3,616,174 shares of our common stock, par value $0.0001 per share, issuable to the selling stockholders upon the exercise of warrants issued pursuant to those certain Warrant Exercise Agreements, each dated as of April 12, 2018, between the Company and the investors party thereto.

You should read this Supplement in conjunction with the prospectus dated September 26, 2018 (the “Prospectus”).

This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Supplement supersedes or supplements certain information contained in the Prospectus.

Investing in our securities involves risks.  See “Risk Factors” commencing on page 4 of the Prospectus dated September 26, 2018.  You should carefully read this Supplement, the Prospectus, the documents incorporated therein, and, if applicable, any prospectus supplement subsequently filed with respect to the Prospectus, before making any investment decision.

The information under the caption “Selling Stockholders” beginning on page 9 of the Prospectus is hereby amended by replacing the information in such section with the information set forth below.

Unless the context otherwise requires, the “Company,” “we,” “us,” “our” and similar names refer to Amyris, Inc. References to the “selling stockholders” refer to the stockholders listed herein under “Selling Stockholders” beginning on page 1, who may sell shares from time to time as described herein and in the Prospectus.

The date of this supplement no. 1 is November 6, 2018

TABLE OF CONTENTS

SELLING STOCKHOLDERS	1

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SELLING STOCKHOLDERS

The 3,616,174 shares of our common stock, par value $0.0001 per share, covered by the Prospectus, as supplemented hereby (the “Shares”), consist of shares issuable to the selling stockholders upon exercise of warrants (the “Warrants”) issued pursuant to those certain Warrant Exercise Agreements, each dated as of April 12, 2018 (the “Warrant Exercise Agreements”), between us and the investors party thereto. Pursuant to the Warrant Exercise Agreements, we and the investors party thereto agreed that the investors would (i) exercise certain outstanding warrants to purchase shares of our common stock originally issued to such investors on May 11, 2017 (the “Original Warrants”) for cash and (ii) surrender certain other Original Warrants for cancellation, and in exchange therefor we would issue to each investor a Warrant to purchase a number of shares of common stock equal to the number of shares issuable upon the exercise of the Original Warrant being exercised by such investor for cash pursuant to such investor’s Warrant Exercise Agreement. On April 12, 2018, we issued to each investor a Warrant, with an exercise price of $7.00 per share, to purchase a number of shares of common stock equal to the number of shares issuable upon the exercise of the Original Warrant being exercised by such investor for cash pursuant to such investor’s Warrant Exercise Agreement, representing warrants to purchase an aggregate of 3,616,174 shares of our common stock for all investors. The exercise price of the Warrants (i) will be subject to standard adjustments in the event of any dividends or distributions on our common stock, or any stock split, reverse stock split, recapitalization, reorganization or similar transaction and (ii) may only be satisfied in the form of a “cashless” or “net” exercise after the six-month anniversary of issuance, and only to the extent that there is not an effective registration statement covering the resale of the shares of common stock issuable upon exercise of the Warrants. The Warrants each expire on July 12, 2019. Notwithstanding the foregoing, no holder will have the right to exercise any Warrant to the extent that the holder, together with its affiliates, would beneficially own in excess of 4.99% (or such other percentage as determined by the holder and notified to us in writing, not to exceed 9.99%, provided that any increase will not be effective until 61 days after notice thereof) of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares upon such exercise of the Warrant. The Warrants were issued in a private placement pursuant to the exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D promulgated under the Securities Act (“Regulation D”), without general solicitation, made only to and with “accredited investors” as defined in Regulation D.

The table below presents information regarding the selling stockholders and the number of Shares each selling stockholder is offering under the Prospectus, as supplemented hereby. The table is based on beneficial ownership of our common stock as of October 31, 2018. We have prepared the table based on information furnished to us by or on behalf of the selling stockholders.

Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), and generally includes voting or investment power with respect to securities, including any securities that grant the holder the right to acquire shares of our common stock within 60 days of October 31, 2018. These shares are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding those securities, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes below, the table shows beneficial ownership as of October 31, 2018, as determined in accordance with Section 13(d) of the Exchange Act. The percentage ownership data is based on 69,672,698 shares of our common stock issued and outstanding as of October 31, 2018 (as reflected in the records of our stock transfer agent).

Unless otherwise indicated in the footnotes below, we believe that the selling stockholders have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares in transactions exempt from the registration requirements of the Securities Act.

The number of shares in the column entitled “Shares Offered Hereby” represent all of the Shares that the selling stockholders may offer under the Prospectus, as supplemented hereby, and may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute their Shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all Shares offered by each of the selling stockholders hereunder. The selling stockholders may sell less than all of the Shares listed in the table. In addition, the Shares may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of Shares the selling stockholders will sell under the Prospectus, as supplemented hereby. The selling stockholders may sell some, all or none of the Shares in this offering.

None of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, other than the acquisition and beneficial ownership of the shares described in the tables below or other of our debt or equity securities.

Name of Selling Stockholder*	Shares Beneficially Owned before Offering		Shares Offered Hereby(1)	Shares Beneficially Owned After Offering(1)
	Number	Percentage (%)		Number	Percentage (%)
CVI Investments, Inc.(2)	1,027,470	1.5	1,027,470	-	**
Bigger Capital Fund, LP(3)	39,682	**	39,682	-	**
Hudson Bay Master Fund Ltd.(4)	476,174	**	476,174	-	**
Sabby Volatility Warrant Master Fund, Ltd(5)	196,814	**	196,814	-	**
Intracoastal Capital, LLC(6)	208,088	**	208,088	-	**
Empery Asset Master, Ltd.(7)	85,712	**	85,712	-	**
Empery Tax Efficient, LP(8)	12,709	**	12,709	-	**
Empery Tax Efficient II, LP(9)	28,412	**	28,412	-	**
OTA LLC#(10)	1,661,113	2.3	1,541,113	120,000	**

*

Information concerning changes to the identity of the selling stockholders and their holdings of the Shares will be set forth in additional supplements to the Prospectus from time to time, if required.

**	Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.
#	The selling stockholder is a registered broker-dealer.

(1)	We do not know when or in what amounts a selling stockholder may offer Shares for sale. The selling stockholders may not sell any or all of the Shares offered by the Prospectus, as supplemented hereby. Because the selling stockholders may sell all or some of the Shares pursuant to this offering and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the Shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering. However, for illustrative purposes of this table, we have assumed that, after completion of this offering, none of the Shares covered by the Prospectus, as supplemented hereby, will be held by the selling stockholders.
(2)	Includes 1,027,470 shares currently issuable upon exercise of Warrants. Heights Capital Management, Inc., the authorized agent of CVI Investments, Inc. (“CVI”) has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The address for CVI Investments, Inc. is c/o Heights Capital Management, 101 California Street, Suite 3250, San Francisco, California 94111.
(3)	Includes 39,682 shares currently issuable upon exercise of Warrants. Michael Bigger, the managing member of Bigger Capital GP, LLC, the general partner of Bigger Capital Fund, LP, has the power to vote and dispose of the shares held by Bigger Capital Fund, LP and may be deemed to be the beneficial owner of these shares. The address for Bigger Capital Fund, LP is 159 Jennings Road, Cold Spring Harbor, New York 11724.
(4)	Includes 476,174 shares currently issuable upon exercise of Warrants. Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities. The address for Hudson Bay Master Fund Ltd. is 777 Third Avenue, 30th Floor, New York, New York 10017.

(5)	Includes 196,814 shares currently issuable upon exercise of Warrants. Sabby Management, LLC serves as the investment manager of this stockholder and shares voting and investment power with respect to these shares on behalf of this stockholder. As manager of Sabby Management, LLC, Hal Mintz also shares voting and investment power on behalf of this stockholder. Each of Sabby Management, LLC and Hal Mintz disclaim beneficial ownership over the securities covered by this prospectus except to the extent of their pecuniary interest therein. The address for Sabby Volatility Warrant Master Fund, Ltd is c/o Sabby Management, LLC, 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458.
(6)	Includes 208,088 shares currently issuable upon exercise of Warrants. Mitchell P. Kopin (“Mr. Kopin”) and Daniel B. Asher (“Mr. Asher”), each of whom are managers of Intracoastal Capital, LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. The address for Intracoastal Capital, LLC is 2211A Lakeside Drive, Bannockburn, Illinois 60015.
(7)	Includes 85,712 shares currently issuable upon exercise of Warrants. Empery Asset Management LP, the authorized agent of Empery Asset Master, Ltd. (“EAM”), has discretionary authority to vote and dispose of the shares held by EAM and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by EAM. EAM, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address for Empery Asset Master, Ltd. is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, New York 10020.
(8)	Includes 12,709 shares currently issuable upon exercise of Warrants. Empery Asset Management LP, the authorized agent of Empery Tax Efficient, LP (“ETE”), has discretionary authority to vote and dispose of the shares held by ETE and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE. ETE, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address for Empery Tax Efficient, LP is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, New York 10020.
(9)	Includes 28,412 shares currently issuable upon exercise of Warrants. Empery Asset Management LP, the authorized agent of Empery Tax Efficient II, LP (“ETE II”), has discretionary authority to vote and dispose of the shares held by ETE II and may be deemed to be the beneficial owner of these shares. Martin Hoe and Ryan Lane, in their capacity as investment managers of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by ETE II. ETE II, Mr. Hoe and Mr. Lane each disclaim any beneficial ownership of these shares. The address for Empery Tax Efficient II, LP is c/o Empery Asset Management, LP, One Rockefeller Plaza, Suite 1205, New York, New York 10020.
(10)	Includes (i) 1,541,113 shares currently issuable upon exercise of Warrants and (ii) 120,000 shares currently issuable upon exercise of certain other warrants held by OTA LLC. Ira M. Leventhal, a senior managing director of OTA LLC, has voting and investment control over the reported securities. As a result, Mr. Leventhal may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by OTA LLC. The address for OTA LLC is One Manhattanville Road, Purchase, New York 10577.

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